UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Harry Winston Diamond Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

41587B100

(CUSIP Number)

Geoffrey P. Gold, Esq.

Kinross Gold Corporation

Executive Vice President and Chief Legal Officer

25 York Street, Suite 1700,

Toronto, Ontario, Canada  M5J 2V5

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

September 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 41587B100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Kinross Gold Corporation EIN: 650430083

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Province of Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,142,857

	8	Shared Voting Power – 0 –

	9	Sole Dispositive Power 7,142,857

	10	Shared Dispositive Power – 0 –

11	Aggregate Amount of Beneficially Owned by Each Reporting Person 7,142,857

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.6%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the Common Shares (the “Common Shares”) of Harry Winston Diamond Corporation (the “Issuer”), a corporation organized under the federal laws of Canada.  The principal executive offices of the Issuer are located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9.

Item 2.	Identity and Background

This Statement is being filed by Kinross Gold Corporation (the “Reporting Person” or “Kinross”), a corporation organized under the laws of the Province of Ontario, Canada.  The Reporting Person is a publicly traded entity that is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation and worldwide.  The address of the Reporting Person’s principal office and principal place of business is 25 York Street, Suite 1700, Toronto, Ontario, Canada  M5J 2V5.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person is set forth in Schedule A, which is attached hereto and incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 11, 2010 Kinross entered into a Purchase Agreement with the Issuer (the “Purchase Agreement”) pursuant to which Kinross agreed to sell its interest in Harry Winston Diamond Limited Partnership (the “LP”) to the Issuer for total consideration of approximately $220 million, comprised of $50 million cash, a note payable in the amount of $70 million (the “Note”) and 7,142,857 Common Shares (the “Shares”).  The Purchase Agreement is filed herewith as Exhibit 99.1 and is hereby incorporated by reference herein.

The Note matures on August 25, 2011 and bears interest at an annual rate of 5%.  Pursuant to the terms of the Note, the Issuer may, at its option and subject to certain conditions, repay amounts owing under the Note by issuing additional Common Shares to Kinross, which Common Shares shall be valued by reference to the volume-weighted trading price of the Common Shares on the Toronto Stock Exchange for the five trading days preceding the maturity date, subject to a 10% discount.  Common Shares may be issued to Kinross by the Issuer in satisfaction of amounts owing under the Note only to the extent that the issuance of such Common Shares to Kinross would not result in Kinross holding more than 19.9% of the issued and outstanding Common Shares of the Issuer.  If the Issuer determines to satisfy a portion of the amounts owing under the Note by issuing additional Common Shares and makes a good-faith determination not to repay the remaining amounts outstanding based on its cash balances, then the maturity date of the Note will be extended by 180 days.  The Note is filed herewith as Exhibit 99.2 and is hereby incorporated by reference herein.

Kinross acquired the Shares and was issued the Note on August 25, 2010.

Item 4.	Purpose of Transaction

The information set forth and/or incorporated by reference in Items 2 and 3 above is hereby incorporated by reference into this Item 4.

Kinross acquired the Shares for investment purposes.  Following the acquisition of the Shares by Kinross, Thomas M. Boehlert, the Executive Vice-President and Chief Financial Officer of Kinross, was a member of the Issuer’s Board of Directors until his resignation from the Issuer’s Board of Directors on September 28, 2010.

Kinross intends to continuously review its holdings in the Issuer on a regular basis and may at any time or from time to time determine to dispose of any securities of the Issuer owned by it, including Common Shares, in the open market, in privately negotiated transactions or otherwise, in such quantities and at such times as may be determined from time to time, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  In reaching any decision as to its course of action, Kinross currently expects that it would take into consideration a variety of factors, including the Issuer’s business, financial condition and prospects, other developments concerning the Issuer and its business generally, other developments and other business opportunities available to Kinross, developments with respect to Kinross’s business and general economic outlook, changes in law and regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the market price of the securities of the Issuer.

Except as otherwise set forth in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A attached hereto, has present plans or proposals that relate to or would result in:

i.                  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

ii.               an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

iii.            a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

iv.           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

v.              any material change in the present capitalization or dividend policy of the Issuer;

vi.           any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

vii.        changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

viii.     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

ix.             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

x.                any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2 through 4 above is hereby incorporated by reference into this Item 5.

(a) and (b) On August 25, 2010, Kinross obtained the sole power to vote, direct the vote, dispose and direct the disposition of 7,142,857 Common Shares of the Issuer, which represented 8.6% of the outstanding Common Shares at that time, based on representations made by the Issuer in the Purchase Agreement as to the total number of Common Shares outstanding.

Except as set forth in this Statement, to the knowledge of the Reporting Person as of the date of this Statement, none of its executive officers or directors named in Schedule A attached hereto owns any Common Shares.

(c)                                  Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A attached hereto, has effected any transactions in the Common Shares since the filing of the Reporting Person’s Schedule 13D on September 7, 2010.

(d)                                 The Reporting Person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares covered by this Statement.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth and/or incorporated by reference in Items 2 through 5 above is hereby incorporated by reference into this Item 6.

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the persons named in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements, except as described below.

Pursuant to a bid letter dated July 23, 2010 between BMO Nesbitt Burns Inc., GMP Securities L.P., Morgan Stanley Canada Limited and RBC Dominion Securities Inc. (collectively, the “Dealers”) and Kinross, Kinross agreed that it would not, for a period of 120 days following the date of the bid letter, offer, sell, negotiate or enter into any agreement to sell, grant any option to purchase, transfer, assign or otherwise dispose of any Common Shares or securities convertible into common shares without the prior written consent of the Dealers.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

99.1

Purchase Agreement between Kinross Gold Corporation and Winston Diamond Corporation dated August 11, 2010 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K of Kinross filed on August 27, 2010).

99.2

Term Promissory Note, dated August 25, 2010, from Harry Winston Diamond Corporation to Kinross Gold Corporation (previously filed with the Schedule 13D filed by the Reporting Person on September 7, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2010

KINROSS GOLD CORPORATION

	By:	/s/ Geoffrey P. Gold
		Name:	Geoffrey P. Gold
		Title:	Executive Vice President and Chief Legal Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF KINROSS GOLD CORPORATION

Schedule A sets forth the following information with respect to each executive officer and director of Kinross Gold Corporation (“Kinross”): (i) name, (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.  The address of Kinross’ principal place of business is 25 York Street, Suite 1700, Toronto, Ontario, Canada, M5J 2V5.

Name	Business Address	Present Principal Occupation	Citizenship

Tye W. Burt President and Chief Executive Officer and Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	President and Chief Executive Officer and Director of Kinross	Canada

Rick A. Baker Senior Vice President, Environment and Project Planning	5370 Kietzke Lane, Suite 102, Reno, Nevada, 89511	Senior Vice President, Environment and Project Planning of Kinross	U.S.A.

Tim C. Baker Executive Vice President and Chief Operating Officer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President and Chief Operating Officer of Kinross	Canada

Thomas M. Boehlert Executive Vice President and Chief Financial Officer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President and Chief Financial Officer of Kinross	U.S.A.

Geoffrey P. Gold Executive Vice President & Chief Legal Officer	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President & Chief Legal Officer of Kinross	Canada

Paul Rollinson Executive Vice President, Corporate Development	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President, Corporate Development of Kinross	Canada

Lisa Colnett Senior Vice President, Human Resources and	25 York Street, Suite 1700, Toronto, Ontario, Canada	Senior Vice President, Human Resources and Corporate Services of Kinross	Canada

Corporate Services	M5J 2V5

James Crossland Executive Vice President, External Relations and Corporate Responsibility	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Executive Vice President, External Relations and Corporate Responsibility of Kinross	Canada

Robert D. Henderson Senior Vice President, Technical Services	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Senior Vice President, Technical Services of Kinross	Canada

Dr. Kenneth Thomas Senior Vice President, Projects	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Senior Vice President, Projects of Kinross	Canada

John E. Oliver Independent Chairman	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Independent Chairman of Kinross	Canada

John A. Brough Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

John K. Carrington Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

John M.H. Huxley Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

John A. Keyes Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

Catherine McLeod-Seltzer Director	25 York Street, Suite 1700, Toronto, Ontario, Canada	Chairman and Director, Pacific Rim Mining Corp. #1050 - 625 Howe Street, Vancouver, British Columbia,	Canada

	M5J 2V5	Canada V6C 2T6

George F. Michals Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

John E. Oliver Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada

Terence C.W. Reid Director	25 York Street, Suite 1700, Toronto, Ontario, Canada M5J 2V5	Corporate Director	Canada